Exhibit 99.1

Baidu Announces Revised Revenue Guidance for Second Quarter 2016 and

Announces Conference Call Scheduled for June, 13, 2016 for Discussion

BEIJING, June 13 /PRNewswire-Asia/ — Baidu, Inc. (Nasdaq: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced revised revenue guidance for the second quarter of 2016 and provided an update on recent business developments.

Baidu currently expects estimated second quarter 2016 revenue to be in the range of RMB18.100 billion ($2.807 billion) to RMB18.200 billion ($2.823 billion)1, compared to the previously stated range of RMB20.110 billion ($3.119 billion) to RMB20.580 billion ($3.192 billion).

Since the beginning of May 2016, Baidu has taken steps to implement measures requested by regulatory authorities, such as modifying paid search practices. Baidu has also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users, including turning down customers who do not meet Baidu’s new requirements, creating an industry-leading customer credibility ranking system and weighing customer credibility more highly in the ranking algorithm, reducing the number of sponsored links, and making upgrades to Baidu’s user feedback system and user protection programs, to name but a few. These measures enhance user experience and the Company observed solid user traffic.

The revenue guidance revision was mainly attributable to the following factors:

First, regulatory authorities continue to review the online marketing practices of medical, pharmaceutical, healthcare and other similar businesses, and have also implemented stricter advertising regulations for medical organizations. The review is being rolled out with varied timing with different levels of implementation and interpretation across geographies. While the review is underway, the Company has observed a reduction or delay in spend from a significant portion of medical customers. These customers may be in the process of receiving instruction from regulatory authorities, gathering and submitting required documentation and adjusting their practices to comply with new regulations.

The implementation of and compliance with new regulations could take place over a prolonged period of time. The Company notes that high quality medical customers who have reduced or delayed spend would likely be compliant with new regulations over time. As such, the Company expects spend from these customers to recover gradually.

Second, the Company has reduced the number of sponsored links across the platform. This measure impacts revenue over the short term but enhances user experience and will drive benefit to Baidu over the long term.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4480 to US$1.00, the effective noon buying rate as of March 31, 2016, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

“Baidu provides a strong, unique value proposition to its users and customers by helping users find whatever it is they are looking for, and connecting online marketers with those users. This role comes with great social responsibility and user experience is our top priority,” said Robin Li, Baidu’s chairman and chief executive officer. “Although a significant portion of our revenue is sacrificed, the steps we have taken to further bolster a healthy, safe and trustworthy online and offline ecosystem will result in long term benefit and reward for Baidu.”

Baidu believes higher standards related to customer requirements, sponsored links, user feedback and user protection mechanisms, will help improve the user experience, strengthen Baidu’s market position and benefit the Company over the long term.

Conference Call Information

Baidu’s management will hold an earnings conference call at 7:30 PM on June 13, 2016, U.S. Eastern Time (7:30 AM on June 14, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China:	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771
Passcode for all regions:	31893843

A replay of the conference call may be accessed by phone at the following number until June 21, 2016:

International:	+61 2 8199 0299
Passcode:	31893843

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2016 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com